May 12, 2025

Jack Stover
Chief Executive Officer
NorthView Acquisition Corporation
207 West 25th St, 9th Floor
New York, NY 10001

Ben Hwang
Chief Executive Officer
Profusa, Inc.
626 Bancroft Way
Suite A
Berkeley, CA 94710

       Re: NorthView Acquisition Corporation
           Amendment No. 13 to Registration Statement on Form S-4
           Filed May 9, 2025
           File No. 333-269417
Dear Jack Stover and Ben Hwang:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 13 to Registration Statement on Form S-4 filed May 9, 2025 Experts, page 299

1. We note your Item 4.01 Form 8-K filed on May 2, 2025, regarding the resignation of
       Marcum and engagement of CBIZ CPAs P.C. for the Registrant. Please provide the
       Item 304 disclosures in your Form S-4 pursuant to Item 14(i) of Form S-4. In addition, please tell us whether there was a similar change in accountants for Profusa,
 May 12, 2025
Page 2

       Inc. If so, please refer to General Instruction L.2. of Form S-4 and provide the disclosures and Exhibit 16 letter required by Item 304 of Regulation S-K for Profusa,
       Inc.
       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Ralph V. De Martino, Esq.
      Barry I. Grossman